SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 11 march 2005

Please find enclosed a press release relating to Air France’s interest in Amadeus.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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Information

11 March 2005

In compliance with Article 82 of Spanish Securities Market Law 24/1988, Société Air France, Iberia Líneas Aéreas de España S.A., Deutsche Lufthansa AG and Amadelux Investment S.A. hereby notify the Spanish Securities Market Commission of the following:

In the context of the negotiation exclusivity granted by Société Air France, Iberia Líneas Aéreas de España S.A. and Deutsche Lufthansa AG (the “Airlines”) to BC Partners and Cinven and in accordance with the relevant event dated 12 January 2005, the Airlines have reached today an agreement with BC Partners and Cinven:

-	on the main terms and conditions for Wam Acquisition S.A. (the “Bidder”), a newly created company to be held by the Airlines and by Amadelux Investments S.A, a Luxembourg company owned by funds managed by Cinven and BC Partners to launch a public offer for the acquisition of 100% of the Class A shares in Amadeus Global Travel Distribution S.A. (“Amadeus”) at the price of 7.35 euros per share; and

-	the terms governing their relationship as shareholders of the Bidder.

The financing documents are in the process of being finalised.

The offer will be launched upon satisfaction of the following conditions:

(i)	clearance by the European Commission and the United States of America Antitrust Authorities under the relevant merger control regimes; and

(ii)	execution of the financing documents.

The Airlines and Amadelux will publicly announce the fulfilment of the aforementioned conditions as soon as they are met and the Bidder will apply accordingly to the CNMV for the offer to be authorised.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: March 11, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations